2
INTERIM REPORT

For the six months ended
June 30, 2007

CONSOLIDATED BALANCE SHEETS
as at June 30, 2007 and December 31, 2006
(unaudited – US$ millions)

	2007	2006
	(audited)
Assets
Cash, short term investments and marketable securities	712.2	767.4
Accounts receivable and other	1,945.0	1,892.8
Recoverable from reinsurers (including recoverables on paid losses – $315.9; 2006 – $395.4)	5,212.3	5,506.5
	7,869.5	8,166.7
Portfolio investments
Subsidiary cash and short term investments (fair value $3,238.9; 2006 – $4,620.1)	3,238.9	4,602.7
Bonds
At fair value (amortized cost $10,299.9)	9,876.9	—
At amortized cost (fair value $8,547.1)	–	8,674.1
Preferred stocks
At fair value (cost $18.5)	18.4	—
At cost (fair value $19.6)	–	16.4
Common stocks
At fair value (amortized cost $2,125.2)	2,456.4	—
At cost (fair value $2,119.7)	–	1,890.0
Investments, at equity (fair value $397.1; 2006 – $682.9)	349.3	474.0
Other invested assets	256.6	154.7
Assets pledged for short sale and derivative obligations (fair value $1,168.1; 2006 – $1,018.1)	1,168.1	1,023.7
	17,364.6	16,835.6
Deferred premium acquisition costs	381.2	369.0
Future income taxes	788.0	771.3
Premises and equipment	87.6	86.0
Goodwill	240.2	239.2
Other assets	92.0	108.7
	26,823.1	26,576.5
Liabilities
Subsidiary indebtedness	77.5	68.2
Accounts payable and accrued liabilities	1,057.6	1,091.2
Short sale and derivative obligations	840.0	783.3
Funds withheld payable to reinsurers	352.5	370.0
	2,327.6	2,312.7
Provision for claims	15,356.1	15,502.3
Unearned premiums	2,342.1	2,298.9
Long term debt – holding company borrowings	1,060.7	1,202.6
Long term debt – subsidiary company borrowings	905.3	913.1
Purchase consideration payable	176.9	179.2
Trust preferred securities of subsidiaries	17.9	17.9
	19,859.0	20,114.0
Non-controlling interests	1,511.9	1,292.9
Contingencies (note 8)

Shareholders’ Equity
Common stock	2,071.9	2,071.9
Other paid in capital	57.9	57.9
Treasury stock, at cost	(22.7)	(18.3)
Preferred stock	136.6	136.6
Retained earnings	850.6	596.6
Accumulated other comprehensive income	30.3	12.2
	3,124.6	2,856.9
	26,823.1	26,576.5

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the six months ended June 30, 2007 and 2006
(unaudited – US$ millions except per share amounts)

	Second quarter		First six months
	2007	2006	2007	2006
Revenue
Gross premiums written	1,413.3	1,454.7	2,645.0	2,796.5
Net premiums written	1,199.5	1,250.4	2,268.9	2,408.0
Net premiums earned	1,137.9	1,222.2	2,275.8	2,407.9
Interest and dividends	195.3	190.6	393.9	339.8
Net gains on investments	236.7	434.8	335.5	724.4
Claims fees	100.2	88.0	199.9	178.0
	1,670.1	1,935.6	3,205.1	3,650.1
Expenses
Losses on claims	754.8	920.3	1,528.5	1,719.6
Operating expenses	283.2	261.5	568.0	522.5
Commissions, net	180.1	201.0	365.6	409.9
Interest expense	69.5	52.8	118.4	105.0
	1,287.6	1,435.6	2,580.5	2,757.0
Earnings from operations before income taxes	382.5	500.0	624.6	893.1
Provision for income taxes	106.9	212.6	186.2	357.6
Net earnings before non-controlling interests	275.6	287.4	438.4	535.5
Non-controlling interests	(107.5)	(58.2)	(159.4)	(107.9)
Net earnings	168.1	229.2	279.0	427.6
Net earnings per share	$ 9.32	$12.73	$15.41	$23.72
Net earnings per diluted share	$ 8.92	$12.14	$14.77	$22.65
Cash dividends paid per share	$ –	$ —	$ 2.75	$ 1.40
Shares outstanding (000) (weighted average)	17,717	17,775	17,724	17,787

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the six months ended June 30, 2007 and 2006
(unaudited – US$ millions)

	Second quarter		First six months
	2007	2006	2007	2006
Net earnings	168.1	229.2	279.0	427.6
Other comprehensive income, net of income taxes
Change in net unrealized gains on available for sale securities(1)	(29.3)	—	(15.0)	—
Reclassification of net realized gains to earnings(2)	(71.4)	—	(93.4)	—
Change in unrealized foreign currency translation gains(3)	63.2	42.0	77.0	47.8
Other comprehensive income	(37.5)	42.0	(31.4)	47.8
Comprehensive income	130.6	271.2	247.6	475.4
__________

(1)	Net of income tax recovery of $9.6 and $5.3 forthe second quarter and first six months of 2007,respectively.

(2)	Net of income tax recovery of $35.7 and $44.9 forthe second quarter and first six months of 2007,respectively.

(3)	Net of income tax recovery of $2.1 (2006 –$3.1) for the second quarter and net of income taxexpense of $2.9 (2006 – income tax recovery of $0.9)for the first six months of 2007.

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
for the six months ended June 30, 2007 and 2006
(unaudited – US$ millions)

	2007	2006
Common stock –
Subordinate voting shares – beginning of period	2,068.1	2,075.8
Purchases during the period	–	(7.7)
Subordinate voting shares – end of period	2,068.1	2,068.1
Multiple voting shares – beginning and end of period	3.8	3.8
Common stock	2,071.9	2,071.9
Other paid in capital – beginning of period	57.9	59.4
Purchase of convertible senior debentures	–	(1.5)
Other paid in capital – end of period	57.9	57.9
Treasury stock (at cost) – beginning of period	(18.3)	(17.3)
Reissued (acquired) during the period	(4.4)	0.1
Treasury stock – end of period	(22.7)	(17.2)
Preferred stock –
Series A – beginning and end of period	51.2	51.2
Series B – beginning and end of period	85.4	85.4
Preferred stock	136.6	136.6
Retained earnings – beginning of period	596.6	405.6
Transition adjustment – financial instruments	29.8	—
Net earnings for the period	279.0	427.6
Common share dividends	(49.0)	(25.1)
Preferred share dividends	(5.8)	(5.7)
Retained earnings – end of period	850.6	802.4
Accumulated other comprehensive income – beginning of period	12.2	(19.7)
Transition adjustment – financial instruments	49.5	—
Other comprehensive income	(31.4)	47.8
Accumulated other comprehensive income – end of period	30.3	28.1
Retained earnings and accumulated other comprehensive income	880.9	830.5
Total shareholders’ equity	3,124.6	3,079.7
Number of shares outstanding
Common stock –
Subordinate voting shares – beginning of period	16,981,970	17,056,856
Net treasury shares reissued (acquired)	(25,990)	300
Purchases	–	(67,800)
Subordinate voting shares – end of period	16,955,980	16,989,356
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder	(799,230)	(799,230)
Common stock effectively outstanding – end of period	17,704,750	17,738,126
Preferred stock –
Series A – beginning and end of period	3,000,000	3,000,000
Series B – beginning and end of period	5,000,000	5,000,000

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2007 and 2006
(unaudited – US$ millions)

	Second quarter		First six months
	2007	2006	2007	2006
Operating activities
Earnings before non-controlling interests	275.6	287.4	438.4	535.5
Amortization	7.0	6.2	16.2	10.5
Bond discount amortization	(5.4)	(9.8)	(11.3)	(19.3)
Earnings on investments at equity	(19.4)	(39.9)	(35.1)	(49.4)
Future income taxes	(5.1)	223.2	26.4	336.7
Net gains on investments	–	(434.8)	–	(724.4)
Net gains on available for sale securities	(92.6)	—	(138.3)	—
Other net gains on investments	(144.1)	—	(197.2)	—
	16.0	32.3	99.1	89.6
Changes in:
Provision for claims	(237.5)	(193.8)	(365.1)	(325.1)
Unearned premiums	82.3	37.4	(30.9)	(38.8)
Accounts receivable and other	(64.5)	(154.7)	48.8	354.8
Recoverable from reinsurers	219.3	401.4	409.6	562.1
Funds withheld payable to reinsurers	(25.8)	(53.0)	(28.9)	(46.6)
Accounts payable and accrued liabilities	(24.0)	33.4	(65.4)	(49.1)
Other	(14.7)	35.3	(38.2)	36.4
Cash provided by (used in) operating activities	(48.9)	138.3	29.0	583.3
Investing activities
Investments – purchases	–	(523.5)	–	(1,412.7)
– sales	–	1,457.6	–	2,382.3
Net purchase of assets and liabilities classified as held for trading	(159.8)	—	(210.1)	—
Net sales of securities designated as held for trading	42.7	—	73.5	—
Available for sale securities – purchases	(515.7)	—	(2,457.1)	—
– sales	610.8	—	843.2	—
Sale (purchase) of short-term investments	198.8	—	(713.8)	—
Sale of marketable securities	–	56.7	–	114.0
Sale of Zenith National shares	–	—	–	193.8
Sale of Hub International shares	428.5	—	428.5	—
Purchase of Advent shares	–	—	–	(24.7)
Purchase of ICICI Lombard shares	(6.4)	(11.4)	(15.3)	(17.2)
Net (purchase) sale of other equity instruments	(4.4)	41.2	(9.6)	44.6
Purchase of premises and equipment	(0.1)	(3.8)	(9.0)	(5.3)
Cash provided by (used in) investing activities	594.4	1,016.8	(2,069.7)	1,274.8
Financing activities
Subordinate voting shares repurchased	–	(5.1)	–	(7.7)
Purchase of treasury shares	(4.4)	—	(4.4)	—
Long term debt – holding company
Repayment	(35.1)	(15.5)	(107.8)	(76.1)
Debt issuance costs	(15.0)	—	(15.0)	—
Long term debt – subsidiary companies
Issuances	330.0	—	330.0	100.0
Repayment	(295.7)	(19.3)	(295.7)	(19.3)
Debt issuance costs	(23.4)	—	(23.4)	—
Trust preferred securities of subsidiary repurchased	–	(4.1)	–	(4.1)
Purchase consideration payable	(1.2)	(11.6)	(2.3)	(12.4)
Subsidiary indebtedness	2.2	6.3	2.9	10.1
Common share dividends	–	—	(49.0)	(25.1)
Preferred share dividends	(3.0)	(3.0)	(5.8)	(5.7)
Cash provided by (used in) financing activities	(45.6)	(52.3)	(170.5)	(40.3)
Foreign currency translation	70.8	29.7	78.0	30.5
Increase (decrease) in cash and cash equivalents	570.7	1,132.5	(2,133.2)	1,848.3
Cash and cash equivalents – beginning of period	3,059.9	5,306.2	5,763.8	4,590.4
Cash and cash equivalents – end of period	3,630.6	6,438.7	3,630.6	6,438.7

Cash and cash equivalents consist of cash and short term investments,including subsidiary cash and short term investments, and exclude $327.5 ($208.4 atDecember 31, 2006, $253.4 at June 30, 2006 and $216.4 at December 31,2005) of subsidiary cash and short term investments which is restricted. Cashequivalents are readily convertible into cash and have maturities of three months orless.

See accompanying notes.

Notes to Consolidated Financial Statements
for the six months ended June 30, 2007 and 2006
(unaudited – in US$ millions except per share amounts and as otherwiseindicated)

1. Basis of Presentation

These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2006. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2006 except as described in note 2, and although they do not include all disclosures required by Canadian GAAP for annual financial statements, in management’s opinion they include all disclosures necessary for the fair presentation of the company’s interim results.

2. Summary of Significant AccountingPolicies

Changes in accounting policies

On January 1, 2007, the company adopted five new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): CICA Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3251, Equity; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3865, Hedges. The adoption of these new accounting standards resulted in changes in the accounting for financial instruments as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive income as described below. The company adopted these standards prospectively and, accordingly, prior period balances have not been restated (except for the reclassification of the currency translation account which was adopted retroactively with prior period restatement). The adoption of these new accounting standards, specifically the accounting for bonds designated as held for trading under the fair value option, reduced net earnings by $23.6 and $27.3 for the second quarter and first six months of 2007 respectively. Consequently, basic earnings per share is also lower by $1.33 and $1.54 and diluted earnings per share is lower by $1.26 and $1.46 for those periods respectively.

Financial Instruments – Recognition andMeasurement.  Under the new standards, financial assets are classified as held for trading, available for sale, held to maturity or loans and receivables. Financial liabilities are classified as held for trading or as other financial liabilities. Derivatives are classified as held for trading unless they are specifically designated within an effective hedge relationship. The company may also designate certain financial instruments, on initial recognition or adoption of the standard, as held for trading under the fair value option. The company’s financial assets and liabilities, including all derivatives, are recorded on the consolidated balance sheet at fair value on initial recognition and subsequently accounted for based on their classification as described below.

Held for trading – Financial assets purchased for short term investment objectives are classified as held for trading. Financial liabilities classified as held for trading are obligations related to securities sold but not yet purchased. Financial assets and liabilities and derivatives classified as held for trading are carried at fair value on the consolidated balance sheet with realized and unrealized gains and losses recorded in net gains on investments. Dividends and interest earned and interest incurred are included in interest and dividends in the consolidated statement of earnings.

At January 1, 2007, cash and cash equivalents totaling $5,702.5 (fair value $5,702.5), previously accounted for at cost or amortized cost, were classified as held for trading. Bonds totaling $1,109.7 (fair value $1,167.5) containing embedded derivatives that otherwise would require bifurcation were designated as held for trading under the fair value option. These financial assets were previously recorded at amortized cost and are now accounted for in the same manner as other financial assets classified as held for trading. Financial assets, primarily derivatives totaling $115.7 and financial liabilities totaling $783.3, previously accounted for at fair value, were classified as held for trading.

Available for sale – Financial assets classified as available for sale are carried at fair value with changes in unrealized gains and losses recorded in other comprehensive income until realized, at which time the cumulative gain or loss is reclassified to net gains on investments in the consolidated statement of earnings. The fair value changes recorded through other comprehensive income and accumulated other comprehensive income are not allocated to non-controlling interests. When unrealized losses on available for sale securities are determined to be other than temporary, the cost of the financial asset is written down to fair value with the change recorded in net gains on investments in the consolidated statement of earnings. Previously, such securities were written down to net realizable value. Securities that are classified as available for sale and that do not have a readily available  market value are recorded at cost. Dividends and interest income from available for sale securities, including amortization of premiums and accretion of discounts, are recorded in interest and dividends in the consolidated statement of earnings.

All bonds (other than those designated as held for trading), all common stocks, all preferred stocks and certain short term investments together totaling $10,159.8 (fair value $10,233.3), previously accounted for at cost or amortized cost, were classified as available for sale on January 1, 2007.

Non-derivative financial assets that have a fixed maturity date, other than loans and receivables, for which the company has the intent and ability to hold to maturity or redemption are classified as held to maturity and reported at amortized cost. The company has not designated any financial assets as held to maturity.

Loans and receivables and other financial liabilities continue to be carried at amortized cost.

Hedges – For fair value hedges, the change in fair value of the hedging derivative is offset in the consolidated statement of earnings against the change in fair value of the hedged item relating to the hedged risk. For cash flow hedges, the change in fair value of the derivative to the extent effective is recorded in other comprehensive income until the item being hedged affects the consolidated statement of earnings, at which time the related change in fair value of the derivative is also recorded in the consolidated statement of earnings. Any hedge ineffectiveness is recorded in the consolidated statement of earnings. Previously, derivatives that met hedge accounting criteria were accounted for on an accrual basis. The company did not have any derivatives designated as accounting hedges upon adoption of the new standards.

Comprehensive income – Comprehensive income consists of net earnings and other comprehensive income. Unrealized gains and losses on financial assets classified as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments are recorded in the consolidated statement of comprehensive income and included in accumulated other comprehensive income until recognized in the consolidated statement of earnings. Accumulated other comprehensive income is included on the consolidated balance sheet as a separate component of shareholders’ equity (net of income taxes).

Fair values of financial instruments measured at fair value that are quoted in active markets are obtained from external pricing services and are based on bid prices for financial assets and offer prices for financial liabilities. Short term investments comprise securities due to mature within one year from the date of purchase and are carried at amortized cost which approximates fair value. Fair values of third party investment funds are based on the net asset values as advised by the funds. Fair values of derivative financial instruments are based on dealer quotes.

Transaction costs related to financial assets and liabilities classified or designated as trading are expensed as incurred. Transaction costs related to available for sale financial assets and long term debt are capitalized to the cost of the asset or liability on initial recognition and, where applicable, are amortized to interest income and interest expense respectively using the effective interest method.

The company continues to account for the purchase and sale of securities using trade date accounting for purposes of both the consolidated balance sheet and the consolidated statement of earnings.

Transitional adjustment – On January 1, 2007, the company recognized all of its financial assets and liabilities in the consolidated balance sheet according to their classification. Any adjustment made to a previous carrying amount was recognized as an adjustment to opening retained earnings or opening accumulated other comprehensive income, net of income taxes. The currency translation account, previously presented as a separate component of shareholders’ equity, was reclassified retroactively to accumulated other comprehensive income. Unamortized debt issuance costs of $28.2 were reclassified from other assets to long term debt. The impact on the consolidated balance sheet of adopting the new standards was as follows:

Impact on Consolidated Balance Sheet

	Previously reported December 31, 2006	Classifications to conform with current year presentation	Reclassified December 31, 2006	Adjustment upon adoption of new standards	January 1, 2007
Assets
Cash, short term investments and marketable securities	767.4	—	767.4	16.2	783.6
Portfolio investments
Subsidiary cash and short term investments	5,432.0	(829.3)	4,602.7	—	4,602.7
Bonds	8,944.0	(269.9)	8,674.1	(127.0)	8,547.1
Preferred stocks	16.4	—	16.4	0.4	16.8
Common stocks	2,087.3	(197.3)	1,890.0	229.7	2,119.7
Strategic investments	337.9	(337.9)	—	—	—
Investments, at equity	—	474.0	474.0	—	474.0
Real estate	18.0	(18.0)	—	—	—
Other invested assets	—	154.7	154.7	—	154.7
Assets pledged for short sale and derivative obligations	—	1,023.7	1,023.7	(5.6)	1,018.1
	16,835.6	—	16,835.6	97.5	16,933.1
Future income taxes	771.3	—	771.3	(26.7)	744.6
Other assets	108.7	—	108.7	(28.2)	80.5
All other assets	8,093.5	—	8,093.5	—	8,093.5
	26,576.5	—	26,576.5	58.8	26,635.3
Liabilities
Long term debt – holding company borrowings	1,202.6	—	1,202.6	(21.1)	1,181.5
Long term debt – subsidiary company borrowings	913.1	—	913.1	(7.1)	906.0
All other liabilities	20,311.0	—	20,311.0	—	20,311.0
	22,426.7	—	22,426.7	(28.2)	22,398.5
Non-controlling interests	1,292.9	—	1,292.9	7.7	1,300.6
Shareholders’ equity
Common stock	2,071.9	—	2,071.9	—	2,071.9
Other paid in capital	57.9	—	57.9	—	57.9
Treasury stock, at cost	(18.3)	—	(18.3)	—	(18.3)
Preferred stock	136.6	—	136.6	—	136.6
Retained earnings	596.6	—	596.6	29.8	626.4
Currency translation account	12.2	(12.2)	—	—	—
Accumulated other comprehensive income
Unrealized gains on available for sale securities	—	—	—	49.5	49.5
Currency translation account	—	12.2	12.2	—	12.2
	2,856.9	—	2,856.9	79.3	2,936.2
	26,576.5	—	26,576.5	58.8	26,635.3

3. Cash and Investments

Cash and short term investments, marketable securities, portfolio investments and short sale and derivative obligations by financial instrument classification are shown in the table below:

	June 30, 2007						December 31, 2006
	Classified as held for trading	Designated as held for trading	Classified as available for sale	Equity- accounted and other	Total carrying value	Total fair value	Total carrying value	Total fair value
Cash and short term investments	118.7	–	291.6	–	410.3	410.3	540.2	540.2
Marketable securities	55.2	–	246.7	–	301.9	301.9	227.2	243.4
	173.9	–	538.3	–	712.2	712.2	767.4	783.6
Portfolio investments:
Cash and short term investments	2,816.0	–	422.9	–	3,238.9	3,238.9	4,602.7	4,620.1
Bonds	–	1,137.0	8,739.9	–	9,876.9	9,876.9	8,674.1	8,547.1
Preferred stocks	–	–	18.4	–	18.4	18.4	16.4	19.6
Common stocks	–	–	2,456.4	–	2,456.4	2,456.4	1,890.0	2,119.7
Investments, at equity	–	–	–	349.3	349.3	397.1	474.0	682.9
Other invested assets	217.5	–	–	39.1	256.6	259.8	154.7	156.2
	3,033.5	1,137.0	11,637.6	388.4	16,196.5	16,247.5	15,811.9	16,145.6
Assets pledged for short sale and derivative obligations:
Cash and short term investments	1,023.4	–	–	–	1,023.4	1,023.4	829.3	829.3
Bonds	–	–	144.7	–	144.7	144.7	194.4	188.8
	1,023.4	–	144.7	–	1,168.1	1,168.1	1,023.7	1,018.1
	4,230.8	1,137.0	12,320.6	388.4	18,076.8	18,127.8	17,603.0	17,947.3
Investment-related liabilities:
Short sale and derivative obligations	840.0	–	–	–	840.0	840.0	783.3	783.3

On June 13, 2007, the company and its subsidiaries completed the sale of all of their 26.1% interest in Hub International Limited (“Hub”) for cash proceeds of $41.50 per share. The sale of 10.3 million Hub shares held by the company and its subsidiaries resulted in cash proceeds of $428.5 and a net gain on investment before income taxes and non-controlling interests of $220.5. A portion of the gain recognized on the sale of Hub by the Canadian subsidiaries is non-taxable, contributing to an effective tax rate in the second quarter which is lower than the statutory tax rate.

On February 7, 2006, subsidiaries of the company sold their remaining 3.8 million shares of Zenith National Insurance Corp. common stock at $50.38 per share for net proceeds of $193.8, resulting in a net gain on investment before income taxes and non-controlling interest of $137.3.

On January 5, 2006, Advent Capital (Holdings) PLC (“Advent”), through an underwritten secondary public offering, raised gross proceeds of $51.5 (£30.0) of equity at $0.34 (20 pence) per share with the company purchasing its pro rata share at a cost of $24.7 (£14.0), thereby maintaining its 46.8% interest in Advent.

Included in subsidiary cash and short term investments is cash pledged to the Society and Council of Lloyd’s (“Lloyd’s”) in the amount of $74.5 to support the underwriting capacity of subsidiaries’ Lloyd’s syndicates. This cash is restricted as to use.

4. Acquisitions and Divestitures

On April 3, 2007, the company completed the sale of substantially all of the assets of Guild Underwriters Napa Inc., realizing a net gain on investment before income taxes of $5.0.

During the second quarter of 2007, the company completed its purchase of an additional 1,031,090 subordinate voting shares of Cunningham Lindsey Group Inc. at a cost of $2.0 (Cdn$2.3), which increased its percentage ownership from 81.0% to 85.6%.

5. Securities Sold but not yet Purchased and DerivativeTransactions

At June 30, 2007, as protection against a decline in equity markets, the company had short positions in Standard & Poor’s Depositary Receipts (“SPDRs”) and U.S. listed common stocks of $500.0 and $165.1 respectively ($500.0 and $99.6 respectively at December 31, 2006), total return swaps with a total notional amount of $99.9 (nil at December 31, 2006) and equity index swaps with a total notional amount of $747.5 ($681.4 at December 31, 2006). The company has purchased short term call options to limit the potential loss on the SPDRs short positions and $747.5 notional amount of equity index swaps to $217.4 at June 30, 2007 ($162.7 at December 31, 2006) and to provide general protection against the short position in common stocks. The fair value of the SPDRs and the equity index swaps and the call options at June 30, 2007 was a liability of $654.0 and an asset of $42.7 respectively, compared to a liability of $638.9 and an asset of $40.2 respectively at December 31, 2006. The obligation to purchase SPDRs and other common stocks was $840.0 at June 30, 2007 ($783.3 at December 31, 2006).

At June 30, 2007, the fair value of assets pledged as collateral for the obligations to purchase securities sold short, total return swaps and equity index swaps was $1,168.1 ($1,018.1 at December 31, 2006), of which $253.0 ($208.4 at December 31, 2006) was restricted cash and the remainder, although pledged, was able to be substituted with similar assets.

The company has purchased credit default swaps, referenced to various U.S. issuers in the banking, mortgage and insurance sectors of the financial services industry, which serve as an economic hedge against declines in the fair value of the company’s financial assets. The notional amount of these credit default swaps was $18,026.0 at June 30, 2007 ($13,175.4 at December 31, 2006) with a fair value and cost of $198.3 and $341.0 respectively ($71.2 and $275.6 respectively at December 31, 2006).

The fair value of derivatives in a gain position as well as purchased options, warrants, total return swaps and credit default swaps are included on the balance sheet in other invested assets. The fair value of derivatives in a loss position and obligations to purchase securities sold short are included in short sale and derivative obligations.

Changes in the fair value for the positions described above and other derivative securities positions have been included in net gains on investments in the consolidated statements of earnings as follows:

	Second quarter		First six months
	2007	2006	2007	2006
SPDRs sold short	(33.6)	14.1	(34.6)	(10.0)
Equity index swaps	17.7	67.9	23.1	55.1
Common stocks sold short	(1.6)	(2.8)	7.3	(5.0)
S&P index call options	20.4	(16.2)	(15.4)	(14.7)
Credit default swaps	(2.5)	34.5	59.6	25.7
Bond warrants and other	(4.9)	(1.9)	(11.6)	(5.5)
Financial instruments designated as held for trading	(50.2)	—	(56.8)	—
	(54.7)	95.6	(28.4)	45.6

6. Capital and Long Term Debt

During the second quarter of 2007, the company purchased $9.1 of its notes due in 2015 and $27.0 of its notes due in 2018 for cash payments of $9.3 and $25.8 respectively.

On June 18, 2007, the company closed its note exchange offer (which was accounted for as a modification of debt), under which $282.6 of outstanding notes due in 2012 were exchanged for a cash early participation payment of $11.2 and the issue of $282.6 of new 7¾% senior notes due in 2017, plus accrued interest to the settlement date. Of the $3.8 of additional transaction costs, $2.9 qualified for deferral and amortization pursuant to debt modification accounting treatment and has been classified as a reduction to the carrying value of the debt.

On May 7, 2007, Crum & Forster Holdings Corp. (“Crum & Forster”) completed a private placement debt offering of $330.0 principal amount of 7¾% senior notes due May 1, 2017 at an issue price of 100%. Pursuant to Crum & Forster’s tender offer to purchase for cash any and all of its outstanding 10 3/8% senior notes due 2013, the net proceeds of the offering of $325.2 (after commissions and expenses), together with available cash on hand, were used to purchase $295.7 of the 2013 senior notes for total consideration of $325.7, plus accrued and unpaid interest of $12.1. Interest expense in the second quarter of 2007 includes $21.2 of one-time debt extinguishment and  transaction costs on Crum & Forster’s tender offer and debt offering which did not qualify for deferral and amortization pursuant to debt modification accounting treatment. A registration statement on Form S-4 with respect to the 7¾% senior notes due 2017 was declared effective on July 13, 2007.

During the second quarter of 2007, OdysseyRe called for redemption the remaining $22.5 principal amount of its 4.375% convertible senior debentures due 2022. By April 30, 2007, all holders of the convertible senior debentures had exercised their rights of conversion, with the result that no convertible senior debentures thereafter remained outstanding. During the first quarter of 2007, holders of $1.0 principal amount of the convertible senior debentures elected to convert their debentures into common stock of OdysseyRe. During the first six months of 2007, these transactions decreased the company’s ownership percentage of OdysseyRe from 59.6% to 58.7%, increased the balance sheet non-controlling interest by $29.0 and resulted in a dilution loss of $3.3.

OdysseyRe maintained a three year revolving credit facility of $150.0 which was available for direct, unsecured borrowings. At June 30, 2007 there was $55.0 outstanding under this credit facility, all of which was in support of letters of credit. This credit facility has been replaced by a new five year $200.0 credit facility, which was entered into by OdysseyRe on July 13, 2007.

During the first six months of 2007, the company repurchased for cancellation nil (2006 — 19,300) subordinate voting shares for a net cost of nil (2006 – $2.6).

On February 7, 2007, the company repaid the outstanding $60.4 of its notes which matured on February 27, 2007. On March 26, 2007, the company purchased $13.0 of its notes due in 2018 for cash payments of $12.3.

During the second quarter of 2006, the company completed the following transactions with respect to its debt. It purchased $2.2 of its notes due in 2012 and $9.4 of Fairfax Inc.’s exchangeable debentures due in 2009 for cash payments aggregating $11.2. The company repaid $9.1 of its purchase consideration payable for cash payments of $10.7. The company also purchased for cancellation $5.0 principal amount of its convertible senior debentures due in 2023 for a cash payment of $4.3. This repurchase was recorded as a $3.6 and $1.5 reduction of long term debt and other paid in capital respectively.

During the second quarter of 2006, the company purchased for cancellation $5.0 of TIG’s 8.597% mandatory redeemable capital securities maturing in 2027 for a cash payment of $4.1. Also during the second quarter, OdysseyRe repurchased $16.9 principal amount of its 4.375% senior debentures due 2022 for cash payments aggregating $19.3.

On March 15, 2006, the Company repaid the outstanding $60.6 of its 7.375% notes which matured on that date.

On February 22, 2006, OdysseyRe issued $100.0 of senior unsecured notes. The notes were sold in two tranches: $50.0 Series A due in 2021 and $50.0 Series B due in 2016. The Series A and Series B notes are callable by OdysseyRe in 2011 and 2009 respectively at their par value plus accrued and unpaid interest.

7. Accumulated Other Comprehensive Income

The balances related to each component of accumulated other comprehensive income as at June 30, 2007 are as follows:

	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Net unrealized gains (losses) on available for sale securities
Bonds	(431.5)	148.0	(283.5)
Common stocks	328.9	(104.3)	224.6
	(102.6)	43.7	(58.9)
Foreign currency translation adjustments	80.4	8.8	89.2
	(22.2)	52.5	30.3

8. Contingencies

SEC Subpoenas

On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any nontraditional insurance or reinsurance  product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any nontraditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended interviews conducted by the SEC and the U.S. Attorney’s office.

The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite reinsurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate. That review led to a restatement by OdysseyRe. That review also led to some changes in accounting for certain contracts at nSpire Re. Subsequently, during 2006, following an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the Swiss Re corporate insurance cover, the company also restated various of its previously reported consolidated financial statements and related disclosures. That restatement included a restatement of the accounting for certain reinsurance contracts that were commuted in 2004 and a reinsurance contract that was commuted in 2002 to apply the deposit method of accounting rather than reinsurance accounting. All of the above noted items and related adjustments are reflected in the company’s comparative results. The company continues to respond to requests for information from the SEC and there can be no assurance that the SEC’s review of documents provided will not give rise to further adjustments.

The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.

These inquiries are ongoing and the company continues to comply with requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these continuing inquiries or the ultimate effect on its business, operations or financial condition, which effect could be material and adverse. The financial cost to the company to address these matters has been and is likely to continue to be significant. The company expects that these matters will continue to require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities.

Lawsuits

(a)
During 2006, several lawsuits seeking class action status were filed against Fairfax and certain of its officers and directors in the United States District Court for the Southern District of New York. The Court made an order consolidating the various pending lawsuits and granted the single remaining motion for appointment as lead plaintiffs. The Court also issued orders approving scheduling stipulations filed by the parties to the consolidated lawsuit. On February 8, 2007, the lead plaintiffs filed an amended consolidated complaint (the “Amended Consolidated Complaint”), which states that the lead plaintiffs seek to represent a class of all purchasers and acquirers of securities of Fairfax between May 21, 2003 and March 22, 2006 inclusive. The Amended Consolidated Complaint names as defendants Fairfax, certain of its officers and directors, OdysseyRe and Fairfax’s auditors. The Amended Consolidated Complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The Amended Consolidated Complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). These claims are at a preliminary stage. Pursuant to the scheduling stipulations, the various defendants have filed their respective motions to dismiss the Amended Consolidated Complaint, and the lead plaintiffs will file their oppositions thereto on one or more dates prior to the October 25, 2007 date which the court has scheduled for the next conference. The ultimate outcome of any litigation is uncertain and should the consolidated lawsuit be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operations and financial condition. The consolidated lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. Fairfax, OdysseyRe and the named officers and directors intend to vigorously defend against the consolidated lawsuit and the company’s financial statements include no provision for loss.

(b)
On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. The defendants removed this lawsuit to the District Court for the District of New Jersey but pursuant to a motion filed by Fairfax, the lawsuit was remanded to Superior Court, Morris County, New Jersey. The defendants have filed motions to dismiss the lawsuit, to which Fairfax has filed oppositions. The motions are scheduled to be heard in September 2007. The ultimate outcome of any litigation is uncertain.

9. Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and insurance claims management.

In Management’s Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups and, as applicable, for its runoff operations as well as the earnings contributions from its claims management services. In the table showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff operations and net gains on investments related to the runoff group are included in the runoff operations. Group Re assets of approximately $670 were reclassified effective January 1, 2007 from the Runoff and Other business segment (which then became the Runoff business segment) to the Reinsurance business segment. There were no other significant changes in the identifiable assets by operating group as at June 30, 2007 compared to December 31, 2006.

10. U.S. GAAP Reconciliation

The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles which are different in some respects from those applicable in the United States, as described in note 20 on pages 52 to 57 of the company’s 2006 Annual Report (subject to the changes described below).

On January 1, 2007, the company adopted new Canadian accounting standards for financial instruments, hedges and other comprehensive income (described in note 2). Adoption of the new accounting standards has substantially increased harmonization of Canadian and US GAAP. An amount equal to the Canadian GAAP transition adjustments of $79.3 described in note 2 has been reversed against the opening US GAAP other comprehensive income to effect the harmonization of Canadian and US GAAP accounting standards related to financial instruments.

On January 1, 2007, the company adopted SFAS 155, Accounting for Certain Hybrid Financial Instruments – an amendment of SFAS 133 and 140 which allows companies to elect to measure certain hybrid financial instruments at fair value in their entirety, with any changes in fair value recognized in earnings. The company has elected to  adopt fair value measurement for all existing hybrid financial instruments that contain embedded derivatives that are required to be bifurcated under SFAS 133, as amended. The impact of adopting SFAS 155 was a net of tax adjustment to increase opening cumulative reduction in net earnings under US GAAP by $11.3, with an offsetting decrease in accumulated other comprehensive income.

On January 1, 2007, the company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB No. 109 (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The impact was an increase to income taxes payable of $7.4, a decrease to non-controlling interests of $3.0 and a decrease to the opening cumulative reduction in net earnings under US GAAP of $4.4.

The following shows the net earnings in accordance with US GAAP:

	Second quarter		First six months
	2007	2006	2007	2006
Net earnings, Canadian GAAP	168.1	229.2	279.0	427.6
Recoveries on retroactive reinsurance	3.4	13.4	6.8	26.6
Fair value of derivatives embedded within bond investment	–	(9.1)	–	(1.3)
Other than temporary declines	–	—	–	7.9
Other differences	(12.3)	(0.6)	(11.9)	(0.6)
Tax effect	3.2	1.1	2.0	(7.0)
Net earnings, US GAAP	162.4	234.0	275.9	453.2
Other comprehensive income, Canadian GAAP	(37.5)	42.0	(31.4)	47.8
Unrealized net appreciation (depreciation) of investments	–	(359.0)	–	(515.2)
Other	–	—	2.4	—
Other comprehensive income (loss)	(37.5)	(317.0)	(29.0)	(467.4)
Comprehensive income (loss), US GAAP	124.9	(83.0)	246.9	(14.2)
Net earnings per share, US GAAP	$9.00	$13.00	$15.24	$25.16
Net earnings per diluted share, US GAAP	$8.61	$12.40	$14.61	$24.01

Included in other differences for the second quarter of 2007 are cost base adjustments to Hub related to embedded derivatives of $12.7 which reduced the realized gain on the sale of Hub from $220.5 under Canadian GAAP to $207.8 under US GAAP.

The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	June 30, 2007	December 31, 2006
	(audited)
Assets
Cash, short term investments and marketable securities	712.2	783.6
Portfolio investments
Subsidiary cash and cash equivalents	3,238.9	4,602.7
Bonds	9,876.9	8,547.1
Preferred stocks	18.4	19.6
Common stocks	2,456.4	2,119.7
Investments, at equity	349.3	486.7
Other invested assets	256.6	154.7
Assets pledged for short sale and derivative obligations	1,168.1	1,018.1
Total portfolio investments	17,364.6	16,948.6
Future income taxes	870.1	811.6
Goodwill	269.8	268.8
All other assets	7,718.1	7,963.4
Total assets	26,934.8	26,776.0
Liabilities
Accounts payable and accrued liabilities	1,316.7	1,349.9
Securities sold but not yet purchased	840.0	783.3
Long term debt – holding company borrowings	1,113.0	1,255.7
Long term debt – subsidiary company borrowings	905.3	913.1
All other liabilities	18,146.1	18,257.3
Total liabilities	22,321.1	22,559.3
Mandatorily redeemable shares of TRG	176.9	179.2
Non-controlling interests	1,508.9	1,292.9
	1,685.8	1,472.1
Shareholders’ Equity	2,927.9	2,744.6
	26,934.8	26,776.0

The difference in consolidated shareholders’ equity is as follows:

	June 30, 2007	December 31, 2006
Shareholders’ equity based on Canadian GAAP	3,124.6	2,856.9
Accumulated other comprehensive income	(67.3)	(1.7)
Reduction of other paid in capital	(57.9)	(57.9)
Adjustment to initially apply FIN 48	(4.4)	—
Cumulative reduction in net earnings under US GAAP	(67.1)	(52.7)
Shareholders’ equity based on US GAAP	2,927.9	2,744.6

The difference in consolidated accumulated other comprehensive income is as follows:

	June 30, 2007	December 31, 2006
Unrealized gain on investments available for sale	–	99.1
Pension liability adjustment pursuant to FAS 158	(90.4)	(90.4)
Related deferred income taxes	23.1	(10.4)
	(67.3)	(1.7)

At June 30, 2007, the cumulative reduction in net earnings under US GAAP relates primarily to the deferred gain on retroactive reinsurance which is amortized into income as the underlying claims are paid.

11. Comparative Figures

Certain prior year comparative figures have been reclassified to be consistent with the current year’s presentation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OFOPERATIONS
(as of August 2, 2007, except as otherwise indicated)
(in US$ millions except per share amounts and as otherwiseindicated)

This management’s discussion and analysis should be read in conjunction with notes 1 and 2 to the consolidated financial statements and with the notes to the management’s discussion and analysis for the year ended December 31, 2006 accompanying the company’s 2006 consolidated financial statements.

Second Quarter Results

The company’s insurance and reinsurance operations generated underwriting profit of $87.2 in the second quarter of 2007 compared to an underwriting loss of $1.6 in the second quarter of 2006. The combined ratio of those operations achieved in the second quarter of 2007 was 92.4% compared to 100.1% in the second quarter of 2006, with Northbridge, Crum & Forster and OdysseyRe producing combined ratios of 86.9%, 93.7% and 93.9% respectively. Second quarter 2007 underwriting results included the benefit of 3.0 points ($33.7) of net favourable development of prior years’ reserves compared to 8.5 points ($102.1) of net unfavourable development included in the results for the second quarter of 2006. The 2006 second quarter underwriting results included a $64.5 increase in Commonwealth’s reserves related to 2005 hurricane losses, representing 5.8 points and 25.5 points respectively of the 2006 second quarter combined ratio of the company’s insurance and reinsurance operations of 100.1% and Northbridge’s combined ratio of 112.1%. Catastrophe losses negatively impacted second quarter underwriting results by 3.1 points ($35.1) compared to 1.8 points ($21.0) in the second quarter of 2006.

Net earnings were $168.1 ($9.32 per share, $8.92 per diluted share) in the second quarter of 2007 compared to $229.2 ($12.73 per share, $12.14 per diluted share) in the second quarter of 2006. The decline in net earnings reflects a $198.1 decrease in net investment gains in the second quarter of 2007 to $236.7 compared to $434.8 in the second quarter of 2006. Net gains on investments in the second quarter of 2006 included $301.2 on the disposition of equities (derived in large part from the sale of Asian equities), while the second quarter of 2007 included a gain of $220.5 on the disposition of the company’s investment in Hub International Limited (“Hub”). Also contributing to the decline in net earnings were a $16.7 increase in interest expense (reflecting $21.2 in debt extinguishment costs recorded by Crum & Forster arising from the tender offer and retirement of its 10 3/8% notes due 2013) and the impact of a pre-tax loss for the company’s runoff operations of $11.9 (compared to pre-tax income of $0.6 in the second quarter of 2006). Partially offsetting these factors were the impact of the $88.8 improvement in underwriting profit of the company’s insurance and reinsurance operations and a modest increase in interest and dividend income. Second quarter 2007 net earnings benefited from a reduced effective income tax rate of 27.9% compared to 42.5% for the second quarter of 2006, the decline in rate being primarily attributable to certain non-taxable realized investment gains and income earned in lower income tax rate jurisdictions. The increase in non-controlling interests primarily reflects the increased proportion of OdysseyRe’s net earnings attributable to non-controlling interests in 2007 as a result of the reduction in Fairfax’s ownership of OdysseyRe to 58.7% from 80.1% following Fairfax’s secondary offering of OdysseyRe common stock in December 2006 and OdysseyRe’s conversion during 2007 of its remaining convertible debentures into common stock.

Revenue in the second quarter of 2007 decreased to $1,670.1 from $1,935.6 in the second quarter of 2006, principally as a result of the decline in net investment gains and a 6.9% decrease in net premiums earned, partially offset by increased interest and dividend income and claims fees earned. The decline in written and earned premiums reflects increasingly competitive conditions and pricing trends in insurance and reinsurance markets where Fairfax’s insurance and reinsurance companies compete. Net premiums written at the company’s insurance and reinsurance operations in the second quarter of 2007 declined 4.4% to $1,192.7 from $1,247.0 in 2006. During the second quarter of 2007, net premiums written by Crum & Forster increased 4.1% from second quarter 2006 volumes (due principally to the growth of accidental health business attributable to the Fairmont Specialty division), while net premiums written by Northbridge, expressed in local currency, and OdysseyRe declined by 7.9% and 6.9% respectively. Consolidated net premiums written and consolidated net premiums earned in the second quarter of 2007 decreased by 4.1% to $1,199.5 from $1,250.4 in 2006 and by 6.9% to $1,137.9 from $1,222.2, respectively.

Of the $283.2 of consolidated operating expenses in the second quarter of 2007 ($261.5 in 2006), $188.1 ($175.7 in 2006) related to insurance, reinsurance and runoff operations and corporate overhead, while the balance of $95.1 ($85.8 in 2006) related to Cunningham Lindsey.

Net Earnings

The combined ratios by segment and the sources of net earnings (with Cunningham Lindsey equity accounted) were as follows for the three months and six months ended June 30, 2007 and 2006:

	Second quarter		First six months
	2007	2006	2007	2006
Combined ratios
Insurance – Canada (Northbridge)	86.9%	112.1%	90.2%	101.7%
– U.S. (Crum & Forster)	93.7%	99.8%	94.8%	99.1%
– Asia (Fairfax Asia)	85.9%	99.3%	91.0%	97.5%
Reinsurance – OdysseyRe	93.9%	95.6%	95.2%	95.5%
– Group Re	95.4%	96.9%	96.0%	96.0%
Consolidated	92.4%	100.1%	94.0%	97.7%
Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	31.4	(30.5)	46.9	(8.5)
– U.S. (Crum & Forster)	19.3	0.5	31.4	4.6
– Asia (Fairfax Asia)	2.4	0.1	2.8	0.7
Reinsurance – OdysseyRe	31.2	25.7	51.0	51.0
– Group Re	2.9	2.6	4.6	6.3
Underwriting profit (loss)	87.2	(1.6)	136.7	54.1
Interest and dividends	154.9	150.0	309.2	266.8
Operating income	242.1	148.4	445.9	320.9
Net gains on investments	189.2	390.5	261.7	663.8
Runoff	(11.9)	0.6	(2.1)	(3.2)
Claims adjusting (Fairfax portion)	1.3	1.5	3.0	0.4
Interest expense	(65.5)	(49.2)	(110.8)	(97.5)
Corporate overhead and other	27.3	11.4	26.2	11.0
Pre-tax income	382.5	503.2	623.9	895.4
Income taxes	(107.2)	(216.2)	(186.2)	(360.0)
Non-controlling interests	(107.2)	(57.8)	(158.7)	(107.8)
Net earnings	168.1	229.2	279.0	427.6

The above sources of net earnings (with Cunningham Lindsey equity accounted) shown by business segment were as set out below for the three and six months ended June 30, 2007 and 2006. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for net gains on investments eliminates gains or losses on purchase and sale transactions within the group.

Quarter ended June 30, 2007

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Group Re	Sub-total	Runoff	Intercompany	Corporate & Other	Consolidated
Gross premiums written	441.7	345.6	60.8	553.3	67.3	1,468.7	15.6	(71.0)	–	1,413.3
Net premiums written	284.4	311.4	24.5	505.1	67.3	1,192.7	6.8	–	–	1,199.5
Net premiums earned	240.3	306.8	17.1	514.8	63.7	1,142.7	(4.8)	–	–	1,137.9
Underwriting profit	31.4	19.3	2.4	31.2	2.9	87.2	–	–	–	87.2
Interest and dividends	21.4	39.9	4.9	81.5	7.2	154.9	–	–	–	154.9
Operating income before:	52.8	59.2	7.3	112.7	10.1	242.1	–	–	–	242.1
Net gains (losses) on investments	68.1	(10.9)	0.1	133.9	(11.6)	179.6	8.3	9.6	–	197.5
Runoff operating income (loss)	–	–	–	–	–	–	(20.2)	–	–	(20.2)
Claims adjusting	–	–	–	–	–	–	–	–	1.3	1.3
Interest expense	–	(28.8)	–	(9.4)	–	(38.2)	–	–	(27.3)	(65.5)
Corporate overhead and other	(3.2)	(0.6)	(1.0)	(3.1)	–	(7.9)	–	–	35.2	27.3
Pre-tax income (loss)	117.7	18.9	6.4	234.1	(1.5)	375.6	(11.9)	9.6	9.2	382.5
Income taxes										(107.2)
Non-controlling interests										(107.2)
Net earnings										168.1

Quarter ended June 30, 2006

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Group Re	Sub-total	Runoff	Intercompany	Corporate & Other	Consolidated
Gross premiums written	493.9	341.4	26.7	584.0	84.5	1,530.5	46.2	(122.0)	—	1,454.7
Net premiums written	305.6	299.1	15.6	542.8	83.9	1,247.0	3.4	—	—	1,250.4
Net premiums earned	253.1	264.8	14.6	584.7	82.6	1,199.8	22.4	—	—	1,222.2
Underwriting profit (loss)	(30.5)	0.5	0.1	25.7	2.6	(1.6)	—	—	—	(1.6)
Interest and dividends	22.9	29.4	1.9	89.2	6.6	150.0	—	—	—	150.0
Operating income before:	(7.6)	29.9	2.0	114.9	9.2	148.4	—	—	—	148.4
Net gains on investments	64.8	78.0	9.7	199.8	1.1	353.4	29.9	37.1	—	420.4
Runoff operating income (loss)	—	—	—	—	—	—	(29.3)	—	—	(29.3)
Claims adjusting	—	—	—	—	—	—	—	—	1.5	1.5
Interest expense	—	(8.3)	—	(9.8)	—	(18.1)	—	—	(31.1)	(49.2)
Corporate overhead and other	(2.3)	(1.5)	(0.9)	(1.4)	—	(6.1)	—	—	17.5	11.4
Pre-tax income (loss)	54.9	98.1	10.8	303.5	10.3	477.6	0.6	37.1	(12.1)	503.2
Income taxes										(216.2)
Non-controlling interests										(57.8)
Net earnings										229.2

Six months ended June 30, 2007

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Group Re	Sub-total	Runoff	Intercompany	Corporate & Other	Consolidated
Gross premiums written	762.7	672.5	82.3	1,121.5	113.4	2,752.4	21.3	(128.7)	–	2,645.0
Net premiums written	487.7	593.8	35.1	1,031.3	113.3	2,261.2	7.7	–	–	2,268.9
Net premiums earned	477.8	600.5	30.8	1,053.7	115.4	2,278.2	(2.4)	–	–	2,275.8
Underwriting profit	46.9	31.4	2.8	51.0	4.6	136.7	–	–	–	136.7
Interest and dividends	49.2	77.2	8.1	158.8	15.9	309.2	–	–	–	309.2
Operating income before:	96.1	108.6	10.9	209.8	20.5	445.9	–	–	–	445.9
Net gains (losses) on investments	83.9	8.2	0.4	182.2	(9.4)	265.3	20.3	(3.6)	–	282.0
Runoff operating income (loss)	–	–	–	–	–	–	(22.4)	–	–	(22.4)
Claims adjusting	–	–	–	–	–	–	–	–	3.0	3.0
Interest expense	–	(37.1)	–	(18.9)	–	(56.0)	–	–	(54.8)	(110.8)
Corporate overhead and other	(6.0)	0.2	(2.0)	(8.3)	–	(16.1)	–	–	42.3	26.2
Pre-tax income (loss)	174.0	79.9	9.3	364.8	11.1	639.1	(2.1)	(3.6)	(9.5)	623.9
Income taxes										(186.2)
Non-controlling interests										(158.7)
Net earnings										279.0

Six months ended June 30, 2006

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Group Re	Sub-total	Runoff	Intercompany	Corporate & Other	Consolidated
Gross premiums written	857.9	688.6	46.8	1,176.8	162.1	2,932.2	94.9	(230.6)	—	2,796.5
Net premiums written	529.6	594.4	27.9	1,078.8	161.6	2,392.3	15.7	—	—	2,408.0
Net premiums earned	505.0	511.5	27.8	1,139.0	159.4	2,342.7	65.2	—	—	2,407.9
Underwriting profit (loss)	(8.5)	4.6	0.7	51.0	6.3	54.1	—	—	—	54.1
Interest and dividends	43.9	59.6	3.8	149.1	10.4	266.8	—	—	—	266.8
Operating income before:	35.4	64.2	4.5	200.1	16.7	320.9	—	—	—	320.9
Net gains (losses) on investments	102.9	240.0	12.1	340.0	16.0	711.0	32.6	(47.2)	—	696.4
Runoff operating income (loss)	—	—	—	—	—	—	(35.8)	—	—	(35.8)
Claims adjusting	—	—	—	—	—	—	—	—	0.4	0.4
Interest expense	—	(16.5)	—	(18.5)	—	(35.0)	—	—	(62.5)	(97.5)
Corporate overhead and other	(4.1)	(4.2)	(1.4)	(7.4)	—	(17.1)	—	—	28.1	11.0
Pre-tax income (loss)	134.2	283.5	15.2	514.2	32.7	979.8	(3.2)	(47.2)	(34.0)	895.4
Income taxes										(360.0)
Non-controlling interests										(107.8)
Net earnings										427.6

    Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations on a summarized company-by-company basis for the three and six months ended June 30, 2007 and 2006.

          Canadian Insurance –Northbridge

	Second quarter		First six months
	2007	2006	2007	2006
Underwriting profit (loss)	31.4	(30.5)	46.9	(8.5)
Combined ratio	86.9%	112.1%	90.2%	101.7%
Gross premiums written	441.7	493.9	762.7	857.9
Net premiums written	284.4	305.6	487.7	529.6
Net premiums earned	240.3	253.1	477.8	505.0
Underwriting profit (loss)	31.4	(30.5)	46.9	(8.5)
Interest and dividends	21.4	22.9	49.2	43.9
Operating income (loss)	52.8	(7.6)	96.1	35.4
Net gains on investments	68.1	64.8	83.9	102.9
Pre-tax income before interest and other	120.9	57.2	180.0	138.3

Northbridge’s underwriting performance in the second quarter of 2007 featured underwriting profit of $31.4 and a combined ratio of 86.9%, compared to an underwriting loss of $30.5 and a combined ratio of 112.1% in the second quarter of 2006. Underwriting results for the second quarter of 2007 reflect increasing competition for new and renewal business, a year-over-year decline in Commonwealth’s premium volume as a result of its withdrawal from certain classes of business formerly written by its Energy and International Division, and the benefit of 11.5 points ($27.6) of net favourable development of prior years’ reserves principally arising as a result of the favourable impact of movements in the U.S. dollar-Canadian dollar exchange rate on U.S. dollar-denominated claims liabilities. The underwriting loss of $30.5 in the second quarter of 2006 reflected 22.4 points ($56.7) of net adverse development of prior years’ reserves, including the impact of $64.5 of new claims and development of existing claims related to the 2005 hurricanes, representing 25.5 points of the 2006 second quarter combined ratio of 112.1%. Current period catastrophe losses did not materially impact second quarter 2007 underwriting results (no material impact in the second quarter of 2006). A modest decrease in interest and dividend income during the second quarter of 2007 as compared to the second quarter of 2006 was offset by modestly increased net gains on investments (inclusive of an $87.7 pre-tax gain on the disposition of Northbridge’s investment in Hub). Improved underwriting profit was the principal contributor to a $63.7 increase in the quarter in pre-tax income before interest and other. Gross premiums written during the second quarter of 2007 declined in Canadian dollar terms compared to 2006 by 11.5%, while net premiums written decreased by 7.9%. Cash flow from operations for the second quarter of 2007 declined to $79.3 from $133.7 for the second quarter of 2006, primarily due to increased claims payments, the timing of premiums received by brokers and the timing of payments for premium deposits to reinsurers. For more information on Northbridge’s results, please see its second quarter report which will be posted on its website at www.norfin.com.

          U.S. Insurance –Crum & Forster(1)

	Second quarter		First six months
	2007	2006	2007	2006
Underwriting profit	19.3	0.5	31.4	4.6
Combined ratio	93.7%	99.8%	94.8%	99.1%
Gross premiums written	345.6	341.4	672.5	688.6
Net premiums written	311.4	299.1	593.8	594.4
Net premiums earned	306.8	264.8	600.5	511.5
Underwriting profit	19.3	0.5	31.4	4.6
Interest and dividends	39.9	29.4	77.2	59.6
Operating income	59.2	29.9	108.6	64.2
Net gains (losses) on investments	(10.9)	78.0	8.2	240.0
Pre-tax income before interest and other	48.3	107.9	116.8	304.2
__________

(1)	These results differ from those published byCrum & Forster Holdings Corp., primarily due todifferences between Canadian and US GAAP.

Crum & Forster’s combined ratio improved in the second quarter of 2007 to 93.7% from 99.8% in the second quarter of 2006. The improved results included the benefit of 3.6 points attributable to net favourable development of prior years’ reserves (compared to 0.4 points of net unfavourable development in the second quarter of 2006), with the majority of the net favourable development related to workers’ compensation lines, partially offset by adverse emergence in property lines. Catastrophe losses arising principally from severe rainstorm activity in the U.S. northeast and southeast during April contributed 5.2 points to 2007 second quarter underwriting results (4.9 points in the second quarter of 2006). Increasing competition for new business and declining renewal pricing contributed to year-over-year declines in gross premiums written and net premiums written in most lines of business, including primary casualty, umbrella and property. Significant growth in accident and health business written by the Fairmont Specialty division largely offset the lower production in primary casualty and property lines, resulting in increases in gross premiums written and net premiums written of 1.2% and 4.1% respectively for the second quarter. Net premiums earned increased by 15.9% as a result of additional earned premium in the second quarter of 2007 from the Fairmont Specialty division (on January 1, 2006 the Fairmont entities were placed into runoff, while the ongoing business carried on as the Fairmont Specialty division of Crum & Forster). Increased interest and dividend income was more than offset by a decline in net gains on investments, contributing to a $59.6 decline in pre-tax income before interest and other for the second quarter of 2007 compared to the second quarter of 2006. Negative cash flow from operations for the second quarter of 2007 was $14.5 compared to negative cash flow from operations of $25.8 for the second quarter of 2006, with the improvement primarily attributable to lower income tax payments, which were partially offset by lower premium collections, as well as payments to noteholders of $12.0 in respect of the early retirement of debt. For more information on Crum & Forster’s results, please see its second quarter report on Form 10-Q which will be posted on its website at www.cfins.com.

          Asian Insurance –Fairfax Asia

	Second quarter		First six months
	2007	2006	2007	2006
Underwriting profit	2.4	0.1	2.8	0.7
Combined ratio	85.9%	99.3%	91.0%	97.5%
Gross premiums written	60.8	26.7	82.3	46.8
Net premiums written	24.5	15.6	35.1	27.9
Net premiums earned	17.1	14.6	30.8	27.8
Underwriting profit	2.4	0.1	2.8	0.7
Interest and dividends	4.9	1.9	8.1	3.8
Operating income	7.3	2.0	10.9	4.5
Net gains on investments	0.1	9.7	0.4	12.1
Pre-tax income before interest and other	7.4	11.7	11.3	16.6

Fairfax Asia’s combined ratio was 85.9% in the second quarter of 2007 (99.3% in the second quarter of 2006), reflecting favourable underwriting results from First Capital offset by weaker results from Falcon. Increased marine business written by First Capital was primarily responsible for the 127.7% increase in gross premiums written, a significant portion of which was ceded to third parties. Increased underwriting profit and increased interest and dividend income were offset by decreased net gains on investments in the second quarter of 2007 compared to the second quarter of 2006, contributing to a decline in pre-tax income before interest and other to $7.4 from $11.7. During the second quarter, Fairfax Asia contributed $6.4 ($15.3 in the first six months) to ICICI Lombard General Insurance Company through participation in a rights offering to maintain Fairfax Asia’s 26.0% interest. In total, as at June 30, 2007, the company had invested $57.1 in ICICI Lombard and carried this investment at $59.6 on the equity basis of accounting.

          Reinsurance –OdysseyRe(1)

	Second quarter		First six months
	2007	2006	2007	2006
Underwriting profit	31.2	25.7	51.0	51.0
Combined ratio	93.9%	95.6%	95.2%	95.5%
Gross premiums written	553.3	584.0	1,121.5	1,176.8
Net premiums written	505.1	542.8	1,031.3	1,078.8
Net premiums earned	514.8	584.7	1,053.7	1,139.0
Underwriting profit	31.2	25.7	51.0	51.0
Interest and dividends	81.5	89.2	158.8	149.1
Operating income	112.7	114.9	209.8	200.1
Net gains on investments	133.9	199.8	182.2	340.0
Pre-tax income before interest and other	246.6	314.7	392.0	540.1
__________

(1)	These results differ from those published byOdyssey Re Holdings Corp., primarily due to differencesbetween Canadian and US GAAP.

In the second quarter of 2007, OdysseyRe generated underwriting profit of $31.2 and a combined ratio of 93.9%, compared to underwriting profit of $25.7 and a combined ratio of 95.6% in the second quarter of 2006. The 2007 second quarter combined ratio included 3.6 points related to current period catastrophe losses (net of reinstatement premiums), primarily related to the northern European windstorm Kyrill and the Persian Gulf cyclone Gonu, and 0.3 points (net of reinstatement premiums) related to prior period catastrophe losses. By comparison, the 2006 second quarter combined ratio included 1.2 points (net of reinstatement premiums) related to current period catastrophe losses and 4.0 points (net of reinstatement premiums) related to prior period catastrophe losses (principally the 2005 hurricane losses). Second quarter 2007 underwriting results benefited from reduced net adverse development of prior years’ Americas division casualty reserves (0.8 points of net non-catastrophe-related prior period reserve development compared to 2.5 points in the second quarter of 2006). Reflecting broad competitive pressures in the global insurance and reinsurance markets in which OdysseyRe competes, gross premiums written during the second quarter of 2007 declined 5.3% to $553.3 from $584.0 in the second quarter of 2006, with decreases in worldwide reinsurance premiums led by a 14.3% decline in the Americas, a 4.3% decline in EuroAsia and a 12.0% decline in the London Market, partially offset by a 19.3% increase in the U.S. insurance division. Net premiums written during the quarter declined 7.0% from $542.8 to $505.1, and net premiums earned declined 12.0% from $584.7 to $514.8. Decreased interest and dividend income combined with decreased net gains on investments (inclusive of the $130.1 gain on OdysseyRe’s investment in Hub) contributed to a decline in pre-tax income before interest and other to $246.6 from $314.7 in the second quarter of 2006. OdysseyRe experienced negative cash flow from operations for the second quarter of 2007 of $7.0 compared to positive cash flow of $55.2 for the second quarter of 2006, principally due to a decrease in underwriting cash collections offset by a decrease in tax payments for the quarter. For more information on OdysseyRe’s results, please see its second quarter report on Form 10-Q which will be posted on its website at www.odysseyre.com.

          Reinsurance – GroupRe

	Second quarter		First six months
	2007	2006	2007	2006
Underwriting profit	2.9	2.6	4.6	6.3
Combined ratio	95.4%	96.9%	96.0%	96.0%
Gross premiums written	67.3	84.5	113.4	162.1
Net premiums written	67.3	83.9	113.3	161.6
Net premiums earned	63.7	82.6	115.4	159.4
Underwriting profit	2.9	2.6	4.6	6.3
Interest and dividends	7.2	6.6	15.9	10.4
Operating income	10.1	9.2	20.5	16.7
Net gains (losses) on investments	(11.6)	1.1	(9.4)	16.0
Pre-tax income (loss) before interest and other	(1.5)	10.3	11.1	32.7

Commencing in the first quarter of 2007, Group Re’s results are reported separately from the results of the Runoff segment. During the second quarter of 2007, Group Re achieved a combined ratio of 95.4% and an  underwriting profit of $2.9, compared to a combined ratio of 96.9% and an underwriting profit of $2.6 in the second quarter of 2006. Increasingly competitive conditions in reinsurance markets accounted for declines in Group Re’s gross premiums written and net premiums written in the second quarter of 2007 compared to the second quarter of 2006 of 20.4% and 19.8% respectively. Modest increases in underwriting profit and interest and dividend income were more than offset by mark-to-market losses on bonds designated as securities held for trading, resulting in a pre-tax loss before interest and other of $1.5 in the second quarter of 2007 compared to pre-tax income before interest and other of $10.3 in the second quarter of 2006.

     Runoff

For the quarter and six months ended June 30, 2007

	Second quarter			First six months
	U.S.	Europe	Total	U.S.	Europe	Total
Gross premiums written	15.6	–	15.6	21.3	–	21.3
Net premiums written	6.9	(0.1)	6.8	7.7	–	7.7
Net premiums earned	(4.8)	–	(4.8)	(2.4)	–	(2.4)
Losses on claims	(17.2)	(4.9)	(22.1)	(32.4)	(5.2)	(37.6)
Operating expenses	(6.2)	(9.6)	(15.8)	(13.9)	(17.9)	(31.8)
Interest and dividends	18.6	3.9	22.5	38.0	11.4	49.4
Operating income (loss)	(9.6)	(10.6)	(20.2)	(10.7)	(11.7)	(22.4)
Net gains on investments	5.5	2.8	8.3	17.4	2.9	20.3
Pre-tax income (loss)	(4.1)	(7.8)	(11.9)	6.7	(8.8)	(2.1)

For the quarter and six months ended June 30, 2006

	Second quarter			First six months
	U.S.	Europe	Total	U.S.	Europe	Total
Gross premiums written	46.3	(0.1)	46.2	96.7	(1.8)	94.9
Net premiums written	3.3	0.1	3.4	17.1	(1.4)	15.7
Net premiums earned	22.3	0.1	22.4	66.4	(1.2)	65.2
Losses on claims	(36.3)	(15.2)	(51.5)	(74.3)	(16.3)	(90.6)
Operating expenses	(8.0)	(13.7)	(21.7)	(20.5)	(27.4)	(47.9)
Interest and dividends	20.9	0.6	21.5	37.9	(0.4)	37.5
Operating income (loss)	(1.1)	(28.2)	(29.3)	9.5	(45.3)	(35.8)
Net gains on investments	14.5	15.4	29.9	16.2	16.4	32.6
Pre-tax income (loss)	13.4	(12.8)	0.6	25.7	(28.9)	(3.2)

Commencing in the first quarter of 2007, results for Runoff are reported excluding the operating results of Group Re. The Runoff segment’s pre-tax loss for the second quarter of 2007 was $11.9 compared to pre-tax income of $0.6 in the second quarter of 2006. During the 2007 second quarter, decreased losses on claims and reduced operating expenses resulting from the 2006 restructuring and downsizing of the worldwide runoff organization, as well as modestly higher interest and dividend income, were more than offset by decreased net premiums earned and a decline in net gains on investments. For the first six months of 2007 the Runoff segment recorded a pre-tax loss of $2.1 compared to a $3.2 pre-tax loss for the first six months of 2006. The year-over-year decline in written and earned premiums at U.S. Runoff reflects the transitional impact in 2006 of the acquisition of the Fairmont entities (on January 1, 2006 the Fairmont entities were placed into runoff, while the ongoing business carried on as the Fairmont Specialty division of Crum & Forster).

Other Elements of Net Earnings

Consolidated interest and dividend income in the second quarter of 2007 increased by 2.5% to $195.3 from $190.6 in the second quarter of 2006, while interest and dividend income earned by the insurance and reinsurance operations in the second quarter of 2007 increased by 3.3% to $154.9 from $150.0 in the second quarter of 2006, primarily due to modestly higher average short term interest rates and a $1,257.8 increase in the average investment portfolio for the second quarter of 2007 compared to the second quarter of 2006.

Consolidated net investment gains in the second quarter of 2007 decreased to $236.7 from $434.8 in the second quarter of 2006. The second quarter of 2006 included $301.2 of net gains on the disposition of Asian equities and $95.6 of net gains related to mark-to-market valuation adjustments, while the second quarter of 2007 included a realized gain of $220.5 on the disposition of the company’s investment in Hub International Limited and $54.7 of net losses related to mark-to-market valuation adjustments.

As of December 31, 2006, the $13.2 billion notional value of credit default swaps owned by Fairfax had a cost of $275.6 and a market value of $71.2. As of June 30, 2007, the $18.0 billion notional amount of credit default swaps owned by Fairfax had an average term to maturity of 4.4 years, a cost of $341.0 and a market value of $198.3. Although Fairfax continued to own substantially the same credit default swaps throughout July, due to a very significant widening of credit spreads during July, the market value of Fairfax’s credit default swaps as of July 31,2007 was $537.0. These swaps are very volatile, with the result that their market value (and their liquidity) can vary dramatically either up or down in short periods, and there is therefore no certainty that Fairfax will ultimately be able to realize a profit on the disposition of these swaps.

Consolidated interest expense increased to $69.5 for the second quarter of 2007 from $52.8 in the second quarter of 2006, notwithstanding reduced interest expense following the retirement of debt in the latter half of 2006 and the first half of 2007, as a result of one-time debt extinguishment and transaction costs of $21.2 incurred by Crum & Forster on its tender offer to purchase its 10 3/8% notes due 2013 and its offering of 7¾% notes due 2017 which did not qualify for deferral and amortization pursuant to debt modification accounting treatment. Consolidated interest expense is comprised of the following:

	Second quarter		First six months
	2007	2006	2007	2006
Fairfax	27.3	31.1	54.8	62.5
Crum & Forster	7.6	8.3	15.9	16.5
Crum & Forster debt offering and tender offer costs	21.2	—	21.2	—
OdysseyRe	9.4	9.8	18.9	18.5
Cunningham Lindsey	4.0	3.6	7.6	7.5
	69.5	52.8	118.4	105.0

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and the investment income, including net investment gains, from Fairfax’s cash, short term investments and marketable securities, and is comprised of the following:

	Second quarter		First six months
	2007	2006	2007	2006
Fairfax corporate overhead	26.0	18.2	48.9	38.7
Subsidiary holding companies corporate overhead	7.9	6.1	16.1	17.1
Holding company interest and dividends	(9.3)	(6.7)	(17.6)	(13.1)
Holding company net gains on investments	(39.2)	(14.4)	(53.5)	(28.0)
Investment management and administration fees	(12.7)	(14.6)	(20.1)	(25.7)
	(27.3)	(11.4)	(26.2)	(11.0)

Increased corporate overhead expenses in the second quarter of 2007, principally attributable to legal and consulting fees, were more than offset by increased net gains on holding company investments.

The company recorded an income tax expense of $106.9 on its consolidated statement of earnings for the second quarter of 2007 at an effective tax rate of 27.9%, compared with an income tax expense of $212.6 at an effective tax rate of 42.5% in the second quarter of 2006. The decline in the effective tax rate in the second quarter of 2007 relative to that in the second quarter of 2006 is primarily attributable to certain non-taxable realized investment gains and to income earned in lower tax rate jurisdictions.

The company’s non-controlling interests in its consolidated statements of earnings arose from the following subsidiaries:

	Second quarter		First six months
	2007	2006	2007	2006
Northbridge	42.0	14.4	57.7	35.8
OdysseyRe	65.3	43.4	101.1	72.0
Cunningham Lindsey	0.2	0.4	0.6	0.1
	107.5	58.2	159.4	107.9

As a result of Fairfax’s secondary offering of OdysseyRe common stock in December 2006 and the conversion of OdysseyRe’s convertible senior debentures in the second quarter of 2007, Fairfax’s interest in OdysseyRe declined to 58.7% compared to 80.1% in the second quarter of 2006.

Financial Condition

Cash, short term investments and marketable securities held at the holding company at June 30, 2007 totaled $712.2 (which does not include $38.5 of proceeds from net sales of marketable securities at the end of the second quarter which were received upon normal course settlement of the sale transactions in early July), compared to $767.4 at 2006 year-end. Significant cash movements at the Fairfax holding company level during the first six months of 2007 include payments of $110.1 to retire $111.8 principal amount of debt, cash early participation payments of $11.2 on the company’s note exchange offer, the payment of $54.8 of common and preferred share dividends, the funding of Fairfax Asia’s additional investment in ICICI Lombard of $15.3 and the receipt of $103.1 of dividends from subsidiaries.

Subsidiary cash and short term investments decreased by $1,363.8 to $3,238.9 from $4,602.7 at year-end, with the cash largely invested in bonds and common stocks. Consolidated cash resources during the second quarter of 2007 increased by $570.7 compared to an increase during the second quarter of 2006 of $1,132.5. Consolidated cash used in operating activities was $48.9 for the second quarter of 2007 compared to cash provided of $138.3 for the second quarter of 2006, a decrease of $187.2, principally as a result of a difference in collections of balances recoverable from reinsurers. Consolidated cash provided by investing activities in the second quarter of 2007 was $594.4 compared to $1,016.8 in the second quarter of 2006. The year-over-year change reflects net sales of securities of $176.8 during the second quarter of 2007 compared to net sales of securities of $990.8 during the second quarter of 2006. Consolidated cash used in financing activities of $45.6 in the second quarter of 2007 reflects $38.2 to fund net debt retirement and dividends paid of $3.0.

Cash flow from operations for the second quarter of 2007 reflects $79.3 for Northbridge ($133.7 in 2006), and cash usage of $7.0 for OdysseyRe (cash provided of $55.2 in 2006) and $14.5 for Crum & Forster (cash usage of $25.8 in 2006). Decreased cash flows at OdysseyRe reflect a decrease in underwriting cash collections offset by a decrease in tax payments for the quarter. The decline at Northbridge was primarily due to increased claims payments, the timing of premiums received by brokers and the timing of payments for premium deposits to reinsurers.

The decline in reinsurance recoverable to $5,212.3 at June 30, 2007 from $5,506.5 at December 31, 2006 and the decline in provision for claims to $15,356.1 from $15,502.3 relate primarily to continued progress by the runoff operations.

Portfolio investments comprise investments carried at fair value (see note 2 to the consolidated financial statements) and investments carried at equity-accounted values (at June 30, 2007, these included the company’s investments in Advent Capital (Holdings) PLC, ICICI Lombard General Insurance Company and other portfolio holdings), the aggregate carrying value of which was $17,364.6 at the end of the second quarter of 2007 ($16,524.6 net of short sale and derivative obligations). The unrecorded excess of fair value over the carrying value of investments carried at equity was $47.8 at June 30, 2007.

The future income tax asset increased by $16.7 to $788.0 during the first six months, the increase being primarily attributable to the tax benefit arising from the change in net unrealized losses on available for sale securities and from the change in unrealized foreign currency translation gains on Canadian dollar-denominated future tax assets. The portion of the company’s future income tax asset related to capitalized operating losses of its U.S. consolidated tax group decreased by $24.6 to $16.9 in the first six months of 2007 as profitable operations of that group resulted in utilization of U.S. operating tax losses.

Capital Structure and Liquidity

The company’s capital structure and financial ratios were as follows:

	June 30, 2007	Pro forma December 31, 2006(1)	December 31, 2006
Cash, short term investments and marketable securities	712.2	783.6	767.4
Holding company debt	1,060.7	1,181.5	1,202.6
Subsidiary debt	982.8	974.2	981.3
Purchase consideration payable	176.9	179.2	179.2
Trust preferred securities of subsidiaries	17.9	17.9	17.9
Total debt	2,238.3	2,352.8	2,381.0
Net debt	1,526.1	1,569.2	1,613.6

Common shareholders’ equity	2,988.0	2,799.6	2,720.3
Preferred equity	136.6	136.6	136.6
Non-controlling interests	1,511.9	1,300.6	1,292.9
Total equity and non-controlling interests	4,636.5	4,236.8	4,149.8

Net debt/equity and non-controlling interests	32.9%	37.0%	38.9%
Net debt/net total capital	24.8%	27.0%	28.0%
Total debt/total capital	32.6%	35.7%	36.5%
Interest coverage	6.3x	5.2x	5.2x
__________

(1)	Pro forma December 31, 2006 balances reflectthe adjustment upon adoption of the new accountingstandards described in note 2 to the consolidatedfinancial statements.

Cash, short term investments and marketable securities held at the holding company at June 30, 2007 totaled $712.2 (which does not include $38.5 of proceeds from net sales of marketable securities at the end of the second quarter which were received upon normal course settlement of the sale transactions in early July).

Holding company indebtedness declined by $123.1 to $1,255.5 from $1,378.6 (pro-forma) at year-end, reflecting the repayment of $60.4 of matured senior notes, open market repurchases of bonds for cancellation and other debt retirement totaling $50.6 and a net increase in debt transaction costs of $12.1 recorded as a reduction to the carrying value of debt.

During the second quarter, Fairfax completed an exchange offer wherein $282.6 principal amount of 7¾% notes due 2012 were exchanged by noteholders for $282.6 principal amount of 7¾% notes due 2017. Fairfax paid $11.2 in cash early participation payments to tendering noteholders and incurred expenses of $2.9 which were deferred as a reduction of the balance sheet carrying value of the related debt and will be amortized into earnings over the term of the new notes.

Subsidiary indebtedness increased by $8.6 to $982.8 from $974.2 (pro forma) at year-end, reflecting the retirement by OdysseyRe of $23.5 principal amount of 4.375% convertible senior debentures due 2022, the completion by Crum & Forster of a tender offer that retired $295.7 principal amount of its 10 3/8% notes due 2013 for consideration of $325.7 and an offering of $330.0 principal amount of 7¾% notes due 2017 at an issue price of 100%, an $18.7 increase in the carrying value of debt as a result of the impact of movements in the U.S. dollar-Canadian dollar exchange rate on Canadian dollar-denominated debt, and a net increase in debt transaction costs of $20.9 that has been classified as a reduction to the carrying value of debt. Of the $41.3 in costs related to the Crum & Foster tender offer and debt offering (comprised of cash payments to noteholders in connection with the tender offer of $29.9, transaction costs of the tender offer and the debt offering of $6.0, and non-cash costs of the retired debt of $5.4 which were previously deferred), $21.2 has been charged to earnings as current period costs of debt extinguishment and $20.1 has been deferred as a reduction of the balance sheet carrying value of the related debt and will be amortized into earnings over the term of the new notes. At June 30, 2007 the company’s consolidated net debt/net total capital ratio improved to 24.8% from 27.0% (pro forma) at year-end, and the consolidated total debt/total capital ratio improved to 32.6% from 35.7% (pro forma) at year-end.

The company believes that cash, short term investments and marketable securities held at the holding company provide adequate liquidity to meet the holding company’s obligations in 2007. Besides these holding company resources, the holding company expects to continue to receive management fees, investment income on its holdings of cash, short term investments and marketable securities, and tax sharing payments and dividends from its insurance and reinsurance subsidiaries. Tax sharing payments received in 2007 may decline relative to those received in 2006 due to the 2006 deconsolidation of OdysseyRe from the U.S. consolidated tax group. After the  second quarter, the holding company’s obligations in 2007 consist of interest and overhead expenses, and approximately $16.5 of purchase consideration payable.

Primarily as a result of retained six months’ earnings, other comprehensive income and a $79.3 transitional adjustment arising from the adoption of new accounting standards (see note 2 to the consolidated financial statements), shareholders’ equity at June 30, 2007 increased by $267.7 to $3,124.6 from $2,856.9 at year-end. Common shareholders’ equity at June 30, 2007 was $2,930.1 or $165.50 per basic share (excluding the $57.9 of capital attributable to the company’s issue of convertible debentures in 2003 and the unrecorded $47.8 excess of fair value over the carrying value of investments carried at equity). At June 30, 2007 there were 17,704,750 shares effectively outstanding.

SEC Subpoenas

There have been no material developments on this matter beyond the disclosure on pages 124 and 125 of the company’s 2006 Annual Report. For a full description of this matter, please see “SEC Subpoenas” in note 8 to the consolidated financial statements.

Lawsuits Seeking Class Action Status

There have been no material developments on this matter beyond the disclosure on page 125 of the company’s 2006 Annual Report. For a full description of this matter, please see “Lawsuits” in note 8 to the consolidated financial statements.

Comparative Quarterly Data (unaudited)

	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
Revenue	1,670.1	1,535.0	1,638.5	1,515.1	1,935.6	1,714.5	1,359.7	1,547.5
Net earnings (loss)	168.1	110.9	159.1	(359.2)	229.2	198.4	(308.1)	(208.6)
Net earnings (loss) per share	$9.32	$6.10	$8.81	$(20.41)	$12.73	$10.99	$(17.51)	$(13.19)
Net earnings (loss) per diluted share	$8.92	$5.88	$8.45	$(20.41)	$12.14	$10.51	$(17.51)	$(13.19)

Prior to giving effect to the 2005 hurricanes, operating results at the company’s insurance and reinsurance operations have been improving as a result of company efforts, although they have been affected by an increasingly difficult insurance environment since the second half of 2004 (interrupted temporarily subsequent to the 2005 hurricanes). Apart from reserve strengthenings which have occurred, individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes and by commutations or settlements by the runoff group, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which is not predictable.